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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl E. Webb 312-228-2648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl E. Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Karen C Fitzpatrick
Notary Public State of Illinois
My Commission Expires 03/22/2010

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JONES LANG LASALLE SECURITIES, L.L.C.

Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2007, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2007

Assets

Cash – Harris bank account	$	1,289,224
Prepaid expenses		8,196
Total assets	$	1,297,420

Liabilities and Member's Equity

Current liabilities:		
Accrued expenses	$	17,000
Due to parent		51,243
Total liabilities		68,243
Member's equity		1,229,177
Total liabilities and member's equity	$	1,297,420

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Operations

Year ended December 31, 2007

		YTD
Revenue:		
Advisory fees	$	35,000
Other expenses:		
Business license/fees		14,506
Audit expense		17,750
Other professionals expense		694
Total other expenses		32,950
Total expenses		32,950
Net income	$	2,050

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Member's Equity

Year ended December 31, 2007

	Member's units		Member's equity
Balances at January 1, 2007	100	$	1,227,127
Net Income	—		2,050
Balances at December 31, 2007	100	$	1,229,177

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net Income	$	2,050
Reconciliation of net income to net cash used in operating activities:		
Increase in prepaid expenses		(1,034)
Increase in accrued expenses		2,000
Decrease in due to parent		(3,016)
Cash used in operating activities		—
Net increase in cash		—
Cash, January 1, 2007		1,289,224
Cash, December 31, 2007	$	1,289,224

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the Company), a wholly owned subsidiary of Jones Lang LaSalle Americas (Illinois) L.P. (the Parent Company), was incorporated in the state of Illinois on April 24, 2002. The Parent Company is a ninety-nine percent owned subsidiary of Jones Lang LaSalle Incorporated (Jones Lang LaSalle). Jones Lang LaSalle is the Limited Partner of the Parent Company.

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly the National Association of Securities Dealers Regulation, Inc. (the NASD)) and various states.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $1,220,981, which was $1,215,981 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.06 to 1.

The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Income Taxes

No provision for federal and state and local income taxes has been made in the accompanying financial statements, as the liability for any such taxes is that of the member rather than the Company.

(3) Limited Liability Company Agreement

Pursuant to the terms of the Limited Liability Company Agreement (LLC Agreement), Jones Lang LaSalle Americas (Illinois), L.P. is the sole member of the Company and manages the operations of the Company.

(Continued)

The Company shall terminate on December 31, 2012, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, the member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(4) Transactions with Related Parties

The Company shares certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure, with the Parent Company. Effective October 1, 2004, the Company and the Parent Company entered into an expense agreement that no longer requires the Company to record aforementioned costs. The expense agreement was extended October 1, 2006 with terms consistent with the original expense agreement. The Company believes that this treatment of expenses is in compliance with the guidelines set forth in the NASD Notice To Members 03-63, which allows for nonrecognition of those expenses paid for by third-party affiliates when the Company is not directly or indirectly liable to vendors or service providers. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license and professional fees, in its statement of operations.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Net Capital

Pursuant to SEC Rule 15c3-1

December 31, 2007

Total assets	$	1,297,420
Accrued expenses		(17,000)
Due to parent		(51,243)
Less total liabilities		(68,243)
Net worth		1,229,177
Prepaid expenses		(8,196)
Less nonallowable assets		(8,196)
Net capital before haircuts		1,220,981
Less haircuts		—
Net capital		1,220,981
Less required capital		5,000
Required net capital @120%		6,000
Excess net capital		1,215,981
Excess net capital @120%	$	1,214,981
Aggregate indebtedness	$	68,243
Aggregate indebtedness to net capital ratio		0.06 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007 filed on February 28, 2008 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Form X-17A-5 with the National Association of Securities Dealers, Inc.

The Company is not required to compute the reserve requirement under Exhibit A of Rule 15c3-3 or to include information relating to the possession or control requirements under Rule 15c3-3 because the Company is an introducing broker who carries no margin accounts, promptly transmits all funds received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedule of Jones Lang LaSalle Securities, L.L.C. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financials statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2008

END